SI 18006257

DM

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|---|---|
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SEC Mail Processing Section MAR 01 2018 Washington DC 408

| SEC FILE NUMBER |
|---|
| 8-41206 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Tavenner Company

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4901 Mechanicsburg Road
(No. and Street)

| Springfield | OH | 45502 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Tavenner 800-543-6922
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark, Schaefer, Hackett & Co.
(Name – *if individual, state last, first, middle name*)

| 14 East Main Street | Springfield | OH | 45502 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMB

# OATH OR AFFIRMATION

I, Thomas J. Tavenner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Tavenner Company, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sole Owner

Title

Notary Public

Dustin L. DeMoss
Notary Public, State of Ohio
My Commission Expires
May 6, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARK SCHAEFER HACKETT
CPAS & ADVISORS

14 East Main Street, Suite 500, Springfield, Ohio 45502
P. 937.399.2000 | F. 937.399.5433 | cshco.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Trustees
The Tavenner Company
Springfield, Ohio

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Tavenner Company as of December 31, 2017, the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of The Tavenner Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of The Tavenner Company's management. Our responsibility is to express an opinion on The Tavenner Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to The Tavenner Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Supplemental Information

The Schedule of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of The Tavenner Company's financial statements. The supplemental information is the responsibility of The Tavenner Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Clark, Schaefer, Hackett & Co.

We have served as The Tavenner Company's auditor since 2008.

Springfield, OH

February 27, 2018

**THE TAVENNER COMPANY**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2017**

## ASSETS

| | | |
|---|---|---|
| Current Assets: | | |
| Cash | $ | 17,651 |
| Commissions receivable | | 9,993 |
| Total Current Assets | | 27,644 |
| Property and equipment (net of accumulated depreciation of $29,766) | | - |
| Total Assets | $ | 27,644 |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Accrued expenses | | 9,384 |
| Commissions payable | | 7,495 |
| Total Current Liabilities | | 16,879 |
| Member's Equity: | | |
| Common stock, no par value; authorized 750 shares, 100 shares issued and outstanding | | 200 |
| Additional paid-in capital | | 18,115 |
| Retained deficit | | (7,550) |
| Total Member's Equity | | 10,765 |
| Total Liabilities and Member's Equity | $ | 27,644 |

The accompanying notes are an integral part of these financial statements.

# THE TAVENNER COMPANY
# STATEMENT OF OPERATIONS
# FOR THE YEAR ENDED DECEMBER 31, 2017

| | |
|---|---|
| Revenue: | |
| Commissions | $ 181,240 |
| Other income | 3,521 |
| Interest | 27 |
| Total revenue | 184,788 |
| Expenses: | |
| Commissions | 115,262 |
| Contract labor | 18,600 |
| Professional fees | 15,425 |
| Rent | 15,000 |
| Office expenses | 13,960 |
| Regulatory fees | 4,090 |
| Computer expenses | 4,008 |
| Postage | 1,134 |
| Insurance | 1,027 |
| Meetings | 850 |
| State taxes | 201 |
| Total expenses | 189,557 |
| Net loss | $ (4,769) |

The accompanying notes are an integral part of these financial statements.

**THE TAVENNER COMPANY**
**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2017**

| | Common Stock | Additional Paid-In Capital | Retained Earnings (Deficit) | Total Stockholder's Equity |
|---|---|---|---|---|
| Balance at January 1, 2017 | $ 200 | 18,115 | 4,219 | 22,534 |
| Distribution | | | (7,000) | (7,000) |
| Net loss | | | (4,769) | (4,769) |
| Balance at December 31, 2017 | $ 200 | 18,115 | (7,550) | 10,765 |

The accompanying notes are an integral part of these financial statements.

**THE TAVENNER COMPANY**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2017**

| | |
|---|---|
| <u>Cash Flows from Operating Activities</u> | |
| Net Loss | $ (4,769) |
| Net Changes in Operating Assets and Liabilities: | |
| Commissions receivable | 5,598 |
| Accrued expenses | 959 |
| Commissions payable | (4,978) |
| Net Cash Used for Operating Activities | (3,190) |
| <u>Cash Flows used in Financing Activities</u> | |
| Distribution | (7,000) |
| Net Cash Used in Financing Activities | (7,000) |
| Net Decrease in Cash | (10,190) |
| Cash, beginning of year | 27,841 |
| Cash, end of year | $ 17,651 |

The accompanying notes are an integral part of these financial statements.

# THE TAVENNER COMPANY
# NOTES TO THE FINANCIAL STATEMENTS
# DECEMBER 31, 2017

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The following accounting principles and practices of the Company are set forth to facilitate the understanding of data presented in the financial statements:

**Description of business**
The Tavenner Company is an Ohio Corporation operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Company is located in Springfield, Ohio.

**Method of accounting**
The Company prepares its financial statements on the accrual basis method of accounting.

**Cash**
For the purpose of financial statement reporting, the Company considers amounts on hand and in demand deposits and certificates of deposit with original maturities of three months or less to be cash.

**Commission receivable**
Commissions receivable are stated at net realizable value due from correspondent brokers. No allowance for uncollectible accounts was recorded as management deems all amounts to be collectible.

**Use of estimates**
Financial statements prepared in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**Property, equipment and depreciation**
Property and equipment are recorded at cost. Depreciation is provided on the double declining balance method over the estimated useful lives of the respective assets.

**Subsequent events**
The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through February 27, 2018, the date which the financial statements were available to be issued.

**2. EXEMPTION FROM RULE 15c3-3:**

The Company is a registered broker/dealer engaged primarily in selling mutual funds and variable life products. Customers' securities transactions are recorded on a settlement date basis and the related commission revenues and expenses are accrued on a trade date basis. The Company does not hold customer funds and is exempt from special reserve requirements for brokers and dealers under rule 15c3-3 of the Securities and Exchange Commission. This exemption is claimed under Section (k)(1).

**3. FEDERAL INCOME TAXES:**

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes. Rather, the shareholder is liable for the individual federal income taxes on his respective share of the Company's taxable income.

**4. RELATED PARTY TRANSACTIONS:**

The Company's sole stockholder also controls an insurance company. The Company leases on a month-to-month basis office space and equipment under an operating agreement between the Company and the commonly owned insurance company. The amounts expensed for these services were $15,000 for 2017, for office and equipment rent.

**5. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:**

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The Company has not yet selected a transition method and is currently evaluating the effect the standard will have on the financial statements.

**6. SUBORDINATED LIABILITIES:**

The Company has not incurred any liabilities subordinated to general creditors as of December 31, 2017. Therefore, no related reporting to regulatory agencies is required.

## THE TAVENNER COMPANY
## NOTES TO THE FINANCIAL STATEMENTS
## DECEMBER 31, 2017

**7. NET CAPITAL REQUIREMENTS:**

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (both as defined) shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $10,753, which was $5,753 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio at December 31, 2017 was 1.57 to 1.0.

**THE TAVENNER COMPANY**
**COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1**
**DECEMBER 31, 2017**

| | | |
|---|---|---|
| Computation of Net Capital | | |
| Total Member's Equity | $ | 10,765 |
| Less: Nonallowable Assets | | - |
| Tentative net capital | | 10,765 |
| | | |
| Haircuts on securities | | |
| Certificate of deposit (.125%) | | (12) |
| | | |
| Net Capital | $ | 10,753 |
| | | |
| Computation of Excess Net Capital | | |
| Net Capital as Calculated Above | $ | 10,753 |
| Net Capital Requirement | | (5,000) |
| | | |
| Excess Net Capital | $ | 5,753 |
| | | |
| Computation of Aggregate Indebtedness to Net Capital | | |
| Aggregate Indebtedness | $ | 16,879 |
| Net Capital as Calculated Above | | 10,753 |
| | | |
| Ratio of Aggregate Indebtedness to Net Capital | | 1.57 to 1 |

There are no material differences between the preceding computation and the Company corresponding unuaudited Part IIA of Form X-17A-5 as of December 31, 2017.

See accompanying independent auditor's report.

CLARK SCHAEFER HACKETT
CPAS & ADVISORS

14 East Main Street, Suite 500, Springfield, Ohio 45502
P. 937.399.2000 | F. 937.399.5433 | cshco.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Board of Directors
The Tavenner Company
Dayton, Ohio

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) The Tavenner Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which The Tavenner Company claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(1) (the "exemption provisions") and (2) The Tavenner Company stated that The Tavenner Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Tavenner Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Tavenner Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Clark, Schaefer, Hackett & Co.

Springfield, Ohio
February 27, 2018

the
**TAVENNER**
COMPANY

The Tavenner Company (The "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3"3 under the following provisions of 17 C.F.R. §240.15c3-3(k):(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

The Tavenner Company

I, Thomas James Tavenner, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature:

Title: Sole Owner

December 31, 2017

**Address:** 4910 Old Mechanicsburg Road, Springfield Ohio 45502 **Voice:** 800-543-6922 **Fax:** 866-271-8172
The Tavenner Company is an Ohio-Based Securities Broker Dealer And Insurance Agency
FINRA CRD # 18004 Ohio Insurance License# 32188
Other State Affiliations/Licensure Available on Request